Supplement filed pursuant to Rule 253(g)(2)

File Number: 024-11879

SUPPLEMENT DATED JANUARY 3, 2025

TO OFFERING CIRCULAR DATED OCTOBER 21, 2024

RYSE, Inc.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated October 21, 2024, of Ryse, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated October 21, 2024 is available HERE.

The purpose of this supplement is to:

•	To increase the offering price from $1.75 per share to $1.90 per share.
•	To decrease the minimum investment from $1,001 (572 shares) to $349.60 (184 shares)

As a result, the Company amends and restates the cover page and the following sections of its Offering Circular:

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COVER PAGE

RYSE INC.

20 Camden St.

Toronto, Ontario

M5V 1V1,

www.helloryse.com

UP TO 20,000,000 CLASS B COMMON SHARES

SEE “SECURITIES BEING OFFERED” AT PAGE 31

MINIMUM INVESTMENT: $349.60 (184 Shares)

We are offering a maximum of 20,000,000 Class B Common Shares (the “Maximum Amount”), plus up to 5,000,000 additional Class B Common Shares eligible to be issued as Bonus Shares (as defined in this Offering Circular See “Plan of Distribution”) on a “best efforts” basis.

Common Shares	Price to Public*	Placement Agent Discounts and Commissions*	Proceeds to Issuer Before Expenses
Per share **	$1.90	$0.1330	$1.7670
Total maximum based on assumptions below***	$35,111,513.00	$2,457,806	$32,653,708
Total maximum based on assumptions below including value of Bonus Shares eligible to be issued****	$44,180,988.65	$2,457,806	$32,653,708

* The company is offering up to 20,000,000 Class B Common Shares to investors. As of December 19, 2024, the company has sold (a) 1,391,219 Class B Common Shares at a price of $1.00 per share for proceeds of $1,391,219, (b) 1,181,227 Class B Common Shares at a price of $1.25 per share for proceeds of $1,476,535, (c) 1,893,970 Class B Common Shares at a price of $1.50 per share for proceeds of $2,840,955 and (d) 740,026 Class B Common Shares at a price of $1.75 per share for proceeds of $1,295,045.50, in each case not including commissions or expenses. As of the date of this Offering Circular, the company may offer up to 14,793,558 Class B Common Shares at $1.90 for a total maximum of $35,111,513. As of December 19, 2024, the company has issued 226,592 Bonus Shares. As a result, as of the date of this Offering Circular, up to 4,773,408 Class B Common Shares remain eligible to be issued as Bonus Shares.

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** The company has engaged DealMaker Securities LLC, member FINRA/SIPC (the “Broker”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services, as well as affiliates of the Broker for other services related to the Offering. Broker and its affiliates will receive certain fees up to a maximum of 7% of the offering proceeds. See “Plan of Distribution” for more details. To the extent that our officers and directors make any communication in connection with this Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and therefore, none of them is required to register as a broker-dealer.

*** Total maximum offering amount includes the amounts raised by the company through December 19, 2024 and assumes the remaining available Class B Common Shares are sold at $1.90 per share.

**** While the company will not receive any additional consideration for the Bonus Shares issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular form a part, is $44,180,988.65 composed of $35,111,513.45 in actual potential proceeds from investors, and the value of the remaining 4,773,408 Bonus Shares of $9,069,475.20. This full amount of $44,180,988.65 is the total amount the company is offering towards its annual $75 million offering cap under Rule 251(a)(2).

In addition, we have engaged OpenDeal Broker LLC (“OpenDeal Broker”) to assist with processing of investments through the online investment platform at www.republic.com maintained for OpenDeal Broker’s benefit by its affiliates (the “Republic Platform”). OpenDeal Broker LLC merged with Nextseed Securities, LLC as of January 1, 2023. Therefore, NextSeed Securities LLC is now known as OpenDeal Broker LLC.

The Republic Platform will be used to communicate the offering to certain investors originated by OpenDeal Broker. As compensation, the company will pay to OpenDeal Broker a commission equal to 6% of the amount raised through the Republic Platform. OpenDeal Broker will also receive a securities commission equivalent to 1% of the dollar value of the securities issued to Investors through the Republic Platform at the time of closing. OpenDeal Broker will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), OpenDeal Broker will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.  OpenDeal Broker and DealMaker Securities LLC have entered into a Commission Sharing Agreement with respect to fees payable by the company in connection with the Republic Platform. As a result, the maximum compensation payable to DealMaker Securities will not exceed the maximum described above.

No application is currently being prepared for the shares to trade on any public market. As a result, the shares sold in this offering may not be listed on a securities exchange or quoted on an alternative trading system for an extended period of time, if at all. If the shares are not listed on a securities exchange or quoted on an alternative trading system, it may be difficult to sell or trade the shares. There can be no assurance that a liquid market for the shares will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell the shares easily or at prices that will provide them with yield comparable to similar investment that have a developed secondary market. Illiquidity may have a severely adverse effect on the market value of the shares and investors wishing to sell the shares might therefore suffer losses.

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After the qualification by the Commission of the Offering Statement, this offering will be conducted through our website at https://invest.helloryse.com, whereby investors will receive, review, execute, and deliver subscription agreements electronically. Payment of the purchase price will be made through a third party processor by ACH debit transfer or wire transfer or credit card to an account designated by the company. We estimate total maximum fees related to this offering would be approximately1,000,000. Broker will assist with the facilitation of credit and debit card payments through the online platform. We will reimburse Broker for the following expenses (i) all payment processing expenses incurred in connection with the offering (on average approximately 3%) and (ii) fees charged in connection with chargebacks or payment reversals. The Broker is not participating as an underwriter or placement agent in this offering and will not solicit any investments, recommend our securities, provide investment advice to any prospective investor, or distribute this Offering Circular or other offering materials to potential investors. All inquiries regarding this offering should be made directly to the company.

The company expects that the amount of expenses of the offering that it will pay, excluding underwriting compensation, will be approximately $7,000,000.

The company has engaged BankProv as agent (the “Escrow Agent”) to hold any funds that are tendered by investors who invest through the Republic Platform. The offering is being conducted on a best-efforts basis without any minimum target. Because there is no minimum target, the company may close on any amounts invested, even if those amounts are insufficient for the intended use of proceeds, or do not cover the costs of this offering. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by the company in its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the company will file a post-qualification amendment to include the company’s recent financial statements.

Class B Common Shares are non-voting and therefore holders will not vote on all matters submitted to a vote of the shareholders. To the extent that holders of Class B Common Shares are granted voting rights by statute, investors in this offering will become parties to a voting trust agreement under which they will grant a proxy to the company’s Founder to vote their shares on all such matters put to a vote of the shareholders. The company’s Founder owns 59.03% of all issued Class A Common Shares, which are entitled to one vote per share on all matters submitted to a vote of shareholders. The Founder and all other current holders of Class A Common Shares are parties to a voting trust agreement in which the other holders granted a proxy to the Founder to vote their shares. Therefore, the company’s Founder holds 100% of the voting power of the company and will continue to be able to exercise all of the voting power of the company’s equity stock at the conclusion of this offering and therefore control the board.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 4.

Sales of these securities will commence on approximately October 22, 2024.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

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Page 12 - Dilution

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees, or investors from prior financings, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

The following table compares the price that new investors are paying for their Class B Common Shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options and outstanding convertible notes and assuming that (a) 1,391,219  shares were sold at $1.00 per share, (b) 1,181,227 shares were sold at $1.25 per share, (c) 1,893,970 shares were sold at $1.50 per share and (d) 740,026 shares were sold at $1.75 and (e) the remaining shares are sold at $1.90 per share. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the Commission requires. The share numbers and amounts in this table assume conversion of all of the company’s convertible securities into Class B Common Shares and conversion of all issued options into Class B Common Shares at weighted average exercise price, and reflects the impact of all stock splits. The dilution disclosures contained in this section are based upon the instruments issued and outstanding as of December 31, 2023.

Dilution Table

	Dates Issued	Issued Shares	Potential Shares	Total Issued & Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Shares	2009	21,000,000	–	21,000,000	$0.00001	(1)
Class A Common Shares	2014-2015	4,500,000	–	4,500,000	$0.09360	(2)
Outstanding Stock Options	2014-2019	–	4,411,760	4,411,760	$0.07519	(3)
Class A Common Shares	2018	700,000	–	700,000	$0.00008	(4)
Class A Common Shares	2018-2019	7,602,600	–	7,602,600	$0.34263	(5)
Warrants	2018-2019	–	3,020,970	3,020,970	$0.28571	(6)
Class B Common Shares	2021-2022	1,301,650		1,301,650	$0.71300	(7)
Class A Common Shares	2022	1,190,500		1,190,500	$0.26300	(8)
Class B Common Shares	2022	1,864,320		1,864,320	$0.26300	(8)
Class A Common Shares	2022	572,595		575,595	$0.29100	(9)
Class B Common Shares	2022	799,676		799,676	$0.71300	(10)
Warrants	2021-2022		1,092,196	1,092,196	$0.71300	(11)
Warrants	2022		93,500	93,500	$0.01000	(12)
Warrants	2022		103,000	103,000	$1.00000	(13)
Outstanding Stock Options	2020-2023		2,136,721	2,136,721	$0.16995	(14)
Class B Common Shares	2022	479,221		479,221	$1.00000	(15)
Class B Common Shares	2023	1,283,618		1,283,618	$1.00000	(16)
Class B Common Shares	2023	1,386,284		1,386,284	$1.17947	(17)
Total Common Share Equivalents		42,680,464	10,858,147	53,538,611	–
Investors in this offering, assuming $35,111,513.45 raised, including bonus shares		–	25,000,000	25,000,000	$1.76	(18)
Total after inclusion of this offering		42,680,464			–

______________________

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(1)	Class A Common Shares issued for $0.00001 per share (equal to CDN$0.00001 per share) to Founder, for 21,000,000 shares. The share price is presented on the date of closing at the exchange rate on May 6, 2009 of CDN$1.1760 for every $1.00.

(2)	Class A Common Shares issued for $0.0936 per share (equal to CDN$1.00 per share) in a private placement, for 4,500,000 shares. The share price is presented on the date of first closing at the exchange rate on July 7, 2014 of CDN$1.0684 for every $1.00.

(3)	Assumes exercise of all outstanding issued options. Stock option strike price is $0.07519 per Class B Common Share (equal to CDN$1.00 per share). The strike price is presented at the exchange rate fixed in this offering of CDN$1.33 for every $1.00.

(4)	Class A Common Shares issued for the exercise of warrants with a strike price of $0.00008 per share (equal to CDN$0.00001 per share), for 700,000 shares. The share price is presented at the exchange rate on June 18, 2018 of CDN$1.3311 for every $1.00.

(5)	The company issued convertible securities in 2015 through 2019, which were converted into 7,602,600 Class A Common Shares in 2018 and 2019, for a weighted-average share price of $0.34263 per share (equal to CDN$0.45568 per share). The share price is presented on the date of note conversion into equity, at the average exchange rate on June 20, 2018, September 23, 2019, and December 7, 2019 of CDN$1.3299 for every $1.00.

(6)	In 2018 through 2019, the company issued several warrants with a weighted-average strike price of $0.28571 (equal to CDN$0.38 per warrant), with maturity dates that ranged from 5 to 10 years. The strike price is presented at the exchange rate fixed in this offering of CDN$1.27 for every $1.00.

(7)	Class B Common Shares issued for $0.713 (equal to CDN$0.948) via the 2021 Regulation A Offering (as defined below) and concurrent Canadian Offering, for 1,301,650 shares. The share price is presented, at an exchange rate of CDN$1.33 for every $1.00.

(8)	The company issued convertible securities in 2017 through 2019, which converted into 1,190,500 Class A Common Shares and 1,864,320 Class B Common Shares for a weighted-average share price of $0.263 per share (equal to CDN$0.334). The share price is presented on the date of note conversion into equity, at an exchange rate on February 22, 2022 of CDN$1.27 for every $1.00.

(9)	Class A Common Shares issued at a price of $0.291 per share (equal to CDN$0.370 per share) pursuant to the execution of Participation Rights held by convertible security holders, for 572,595 shares. The Participation Rights permitted the holders to invest additional equity at the same share price that their notes converted. The share price is presented on the date of note conversion into equity, at an exchange rate on February 22, 2022 of CDN$1.27 for every $1.00.

(10)	Class B Common Shares issued at a price of $0.713 per share (equal to CDN$0.948 per share) in a private placement, for 799,676 shares. The share price is presented, at an exchange rate of CDN$1.33 for every $1.00, fixed to the Offering Memorandum (see note 7).

(11)	Warrants issued with a strike price of $0.713 (equal to CDN$0.948 per warrant), with maturity date between 10 to 20 years. The strike price is presented at the exchange rate of CDN$1.33 for every $1.00. (see note 7 above).

(12)	Warrants issued with a strike price of $0.01, with maturity date of 20 years.

(13)	Warrants issued with a strike price of $1.00, with maturity date between 2 and 20 years.

(14)	Assumes exercise of all outstanding issued options. Stock option strike price is $0.10 per Class B Common Share.

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(15)	Assumes that 1,762,839 shares were sold at $1.00 per share through July 31, 2024; 1,477,284 shares were sold at $1.25 per share through July 31, 2024; 2,174,830 shares were sold at $1.50 per share through July 31, 2024; and that this offering is fully-subscribed.

(16)	Class B Common Shares issued at a price of $1.00, comprised of 1,053,768 shares sold via the 2022 Regulation A Offering and 229,850 shares sold via a concurrent 2022 Canadian Offering through December 31, 2023.

(17)	Class B Common Shares issued at a price of $1.25, comprised of 1,227,377 shares sold via the 2023 Regulation A Offering and 158,907 shares sold via a concurrent 2023 Canadian Offering through December 31, 2023. Does not include 91,000 Class B Common Shares issued subsequent to December 31, 2023 at a price of $1.25 per share and 2,174,830 Class B Common Shares issued subsequent to December 31, 2023 at a price per share of $1.50.

(18)	Assumes that 1,762,839 shares were sold at $1.00 per share through December 19, 2024; 1,477,284 shares were sold at $1.25 per share through December 19, 2024; 2,174,830 shares were sold at $1.50 per share through December 19, 2024; 764,172 shares were sold at $1.75 per share through December 19, 2024 and that this offering is fully-subscribed. This includes bonus shares.

Page 15 – Use of Proceeds to Issuer

USE OF PROCEEDS TO ISSUER

The net proceeds of a fully subscribed offering to the issuer will be approximately $25,631,405 after deducting the estimated offering expenses of approximately $9,480,109.

The following table sets forth the company’s planned use of the net proceeds under various funding scenarios for the next 12 months and the following years, depending on the amount raised in the offering:

	25%	50%	75%	100%
Gross Offering Proceeds	$8,777,878	$17,555,757	$26,333,635	$35,111,513
Less: Estimated Offering Expenses	2,370,027	4,740,054	7,110,081	9,480,109
Estimated Net Offering Proceeds	6,407,851	12,815,702	19,223,554	25,631,405

Principal Uses of Net Proceeds
Sales and Marketing	1,300,000	2,600,000	3,900,000	5,200,000
Inventory & Shipping	1,300,000	2,600,000	3,900,000	5,200,000
Legal & Accounting	325,000	650,000	975,000	1,300,000
Executive Compensation	325,000	650,000	975,000	1,300,000
Research & Development	2,575,000	5,150,000	7,725,000	10,300,000
Operations &Miscellaneous	582,851	1,165,702	1,748,554	2,331,405
	$6,407,851	$12,815,702	$19,223,554	$25,631,405

Total Use of Proceeds	$6,407,851	$12,815,702	$19,223,554	$25,631,405

Because the offering is a “best efforts” offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

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Page 36 – Plan of Distribution

PLAN OF DISTRIBUTION

The paragraph at the bottom of page 36 of the Offering Circular is replaced as follows:

The following table shows the total discounts and commissions payable to Broker in connection with the shares remaining to be sold in this offering by the company:

	Per Share	Total
Public offering price*	$1.900	$28,107,760.20

Underwriting Compensation**	$0.133	$1,967,543.21

Proceeds, before expenses	$1.767	$26,140,216.99

*As of December 19, 2024, 2024, the Company has sold (a) 1,391,219 Class B Common Shares at a price of $1.00 per share for proceeds of $1,319,219, (b) 1,181,227 Class B Common Shares at a price of $1.25 per share for proceeds of $1,476,535 (c) 1,893.970 Class B Common Shares at a price of $1.50 per share for proceeds of $2,840,955 and (d) ) 740,026 Class B Common Shares at a price of $1.75 per share, for proceeds of $1,295,045.50, in each case not including commissions or expenses. Total public offering price assumes the remaining shares are sold at $1.90.

** Includes up to 1% of the total amount raised in this offering that may be issued as equity to OpenDeal Broker.

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